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                                                                  EXHIBIT (b)(1)



                             UNDERWRITING AGREEMENT



           The following agreement has today been entered into between


                    Industrial and Financial Systems, IFS AB
                      (hereinafter the "Company" or "IFS")
                                       and
                          Alfred Berg Fondkommission AB
                         (hereinafter the "Underwriter")


   in connection with an issue of shares with preferential rights for existing shareholders in IFS.



1.     BACKGROUND


On August 2, 1999 an Extraordinary General Meeting of IFS shareholders authorised the Board of Directors to decide on a new share issue comprising a maximum of 9,000,000 shares in the company to finance a major acquisition in the USA. On August 27, 1999 the Board of Directors decided to increase the share capital of IFS by 7,912,816 shares through an underwritten rights issue of one new share in IFS for each four shares held at a price of SEK 50 per share (the "Rights Issue"). The Rights Issue will raise approximately SEK 400 million before costs of the issue. The subscription period for the Rights Issue runs from September 27 to October 8, 1999 (the "Subscription Period"). Subscription for shares with primary preferential rights will be made by paying the subscription amount.


The number of shares in the Rights Issue is based upon the current number of IFS shares in issue. The size of the Rights Issue could increase to a maximum of
8.268.066 shares in the event that the Company receives subscriptions due to exercise of outstanding options, as shares issued under the options could give entitlement to subscribe in the Rights Issue.


The Rights Issue will be underwritten by the Underwriter in respect of subscription of 8,000,000 shares.



2.     UNDERWRITING OBLIGATION


The Underwriter shall have an unconditional and irrevocable obligation for fulfilment of the Underwriter's Commitment as set out on page 4 of this Agreement. The Underwriter shall be responsible to subscribe or

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procure subscribers for, and to pay or procure payment for, any unallotted series A shares and any unallotted series B shares. In the event that the size of the Rights Issue exceeds 8,000,000 shares (as a consequence of shares being subscribed due to the exercise of options), any shares in excess of 8,000,000 will be deducted from the total number of unallotted shares for the purpose of determining the obligation of the Underwriter under this Agreement.


The Underwriter is not responsible for non-payment for shares, which have been subscribed for without preferential rights and allotted in the Rights Issue by anybody other than the Underwriter. The Underwriter is, however, responsible for its obligation, even if the Underwriter's Commitment is sub-underwritten pursuant to Clause 5.



3.     CONDITIONS


The Underwriter's Commitment is conditional upon that on or before September 16, 1999 the Company, through a wholly owned subsidiary in the USA, shall have commenced a public tender offer (the "Offer") for all shares of Effective Management Systems, Inc., and that on September 16, 1999 no information shall have come to hand that makes it obvious that the conditions for the Offer, set forth in Annex A of the Agreement and Plan of Merger, by and among IFS Americas, Inc., IFS Acquisition, Inc. and Effective Management Systems, Inc., will not be fulfilled or, if applicable, waived, and that IFS thus will not proceed with the Offer.



4.     ALLOTMENT TO AND PAYMENT BY THE UNDERWRITER


The Underwriter will be informed of any allotment of shares in respect of its Commitment and the date for payment for such shares as soon as the allotment of shares subscribed for in the Subscription Period is completed and no later than when the notice of allotment is sent to subscribers in the Rights Issue who have subscribed for shares without preferential rights.


Interest at a rate of 12% p.a. will accrue on any overdue payment.



5.     SUB-UNDERWRITING


The Underwriter may have all or part of the Underwriter's Commitment sub-underwritten. However, such sub-underwriting will not affect the Underwriter's liability to the Company.



6.     LEGAL REQUIREMENTS

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The Underwriter shall be responsible for observing all existing legal requirements, including laws, regulations and corporate requirements. To the extent that the Underwriter's obligation under its Commitment cannot be fulfilled, as a result of breach of such legal requirements, the Underwriter shall be responsible for any economic loss suffered by the Company as a result of such breach.



7.     DURATION OF THE UNDERWRITING COMMITMENT


The Underwriter's Commitment shall be valid from the signing of this Agreement until the earlier of:

         (i) the day when the Rights Issue has been fully subscribed for, not taking into account any underwriting referred to in this Agreement; or

         (ii) such time as the Company may announce the postponement or cancellation of the Rights Issue; or

         (iii) such time as payment has been made for the shares by the Underwriter (or sub-underwriters) under the Underwriter's Commitment in compliance with this Agreement.



8.       COMMISSION


The Company shall pay to the Underwriter a commission equal to 5.00 - five - % in consideration of the Underwriter's Commitment. The commission shall be paid to the Underwriter no later than 7 - seven - days after all shares in the Rights Issue have been allotted.


In the event that the Rights Issue is withdrawn or cancelled on or before September 17, 1999, the Underwriter will be entitled to half the commission payable under this Agreement.



9.       GOVERNING LAW


This Agreement shall be governed by Swedish law, and any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof and which cannot be solved through negotiations between the parties, shall be settled by arbitration in accordance with the rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The place of arbitration shall be Stockholm, Sweden.

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                          THE UNDERWRITER'S COMMITMENT


Subject to the conditions set out in this Agreement the Underwriter commits to subscribe or procure subscribers for, and to pay or procure payment at the Subscription Price for, 8,000,000 shares in the Rights Issue which are not otherwise subscribed for within the Subscription Period. The Underwriter's maximum liability so to subscribe or procure subscribers and to pay or procure payment shall be limited to a payment of (and therefore to shares having a value at the subscription price of) SEK 400,000,000.


This Underwriting Agreement is executed in two originals, one for each of the parties.


                    Linkoping and Stockholm, August 30, 1999


The Company                                 The Underwriter



/s/ Bengt Nilsson                           /s/ Signature Illegible
-----------------------                     -----------------------
for and on behalf of                        for and on behalf of
Industrial and Financial                    Alfred Berg
Systems, IFS AB (publ)                      Fondkommission AB

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